ERNST & YOUNG LLP
                       One Indiana Square
                           Suite 3400
                Indianapolis, Indiana 46204-2094
                    Telephone:  317 681 7000
                    Facsimile:  317 681 7216


October 7, 1999


Board of Directors
Kentucky Investors, Inc.
200 Capital Avenue
Frankfort, Kentucky 40601

Board of Directors
Investors Heritage Life Insurance Company
200 Capital Avenue
Frankfort, Kentucky 40601



Ladies and Gentlemen:

Pursuant to your request, this letter provides our opinion as to certain United States federal income tax consequences which would arise from the consummation of a proposed reorganization (the "Share Exchange") in which Kentucky Investors, Inc. ("KII") will acquire shares of Investors Heritage Life Insurance Company ("IHLIC") stock that it currently does not own from various persons (the "Minority Shareholders") in exchange for voting shares of KII stock.

In rendering this opinion, we have relied upon the Share Exchange Agreement, the Certificate of Facts and Representations provided by the management of KII and IHLIC, and the Registration Statement filed with the Securities and Exchange Commission with respect to the KII and IHLIC stock to be issued in the Share Exchange (the "Registration Statement") (collectively, the "Documents").

You have represented to us that the Documents provide an accurate and complete description of the facts and circumstances concerning the Share Exchange, that the copies provided to us are accurate and that the signatures genuine. We have made no independent determination regarding such facts and circumstances and, therefore, have relied upon the Documents with regard thereto for purposes of this letter. Any changes to the information or to the Documents may affect the conclusions stated herein.

We understand that you will include a reference to Ernst & Young
LLP and a summary of our opinion in the Registration Statement to be filed with the Securities and Exchange Commission.

Subject to our prior review and approval, we consent to such reference and summary and the inclusion of our opinion therein.

                 FEDERAL INCOME TAX CONSEQUENCES

Based upon the information contained in the Documents, we are of the opinion that the following United State federal income tax consequences will result from the Share Exchange:

(1) The Share Exchange will qualify as a tax-deferred reorganization described in Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

(2) No gain or loss will be recognized by a Minority Shareholder who receives solely shares of KII stock upon the exchange of such holder's shares of IHLIC stock.

(3) The tax basis of the shares of KII stock received by a Minority Shareholder pursuant to the Share Exchange will be the same as the holder's tax basis in the shares of IHLIC stock surrendered in the Share Exchange. The holding period of the shares of KII stock received by a Minority Shareholder of IHLIC stock pursuant to the Share Exchange will include the holder's holding period with respect to the shares of IHLIC stock surrendered in the Share Exchange (provided that the IHLIC stock was held as a capital asset in the hands of the shareholder).

(4) A Minority Shareholder who receives cash upon exercising his or her dissenter's rights will, subject to the limitations and provisions of Section 302 of the Code, receive capital treatment of their recognized gain or loss (provided that the IHLIC stock was held as a capital asset in the hands of the shareholder).

(5) Neither KII nor IHLIC will recognize any gain or loss upon the exchange of KII stock for IHLIC stock.



                        SCOPE OF OPINION

The scope of this opinion is expressly limited solely to the United States federal income tax issues specifically addressed in
(1) through (5) in the section entitled "FEDERAL INCOME TAX CONSEQUENCES" above. Specifically, our opinion has not been requested, and we have made no determination nor expressed any opinion on any other issues, including, but not limited to, any state and local, foreign, consolidated return, employee benefit, or Section 382 issues, any alternative minimum tax consequences to the parties to this transaction, or the tax consequences arising from prior purchases of IHLIC stock using KII stock as consideration.

Further, no opinion is expressed as to any valuation issues which may arise in connection with the transaction.

Our opinion, as stated above, is based upon our analysis of the Code, the Treasury Regulations, current case law, and published Internal Revenue Service authorities. The foregoing are subject to change, and such change may be retroactively effective. No assurance can be provided as to the effect of any such change upon our opinion. In addition, our opinion is based on the information contained in the Documents. Any variation or differences in the Documents may affect our opinion, perhaps in an adverse manner. We have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date of this letter.

This letter represents our views as to the interpretation of existing law and is not binding on the Internal Revenue Service or the courts. No assurance can be given that, if the matter were contested, the Internal Revenue Service or a court would agree with these opinions.


                                   Very truly yours,


                                   /s/ ERNST & YOUNG LLP